Delivering the network that thinks
www.packeteer.com
10201 North De Anza Blvd.
Cupertino, CA 95014
Main: 408-873-4400
Fax: 408-873-4410

December 3, 2007
Via Facsimile and EDGAR
Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Packeteer, Inc. (File No. 000-26785)
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2007
Dear Mr. Krikorian,
On behalf of Packeteer, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”), dated November 14, 2007, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the quarterly period ended September 30, 2007. For your convenience, we have repeated each comment set forth in the Staff’s letter and followed the comment with the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
In-Process Research and Development, page 33
1.	We note that you expensed $1.8 million in 2006 for IPR&D related to the acquisition of Tacit Networks, Inc. Tell us what consideration you gave to including the following disclosures in your discussion of IPR&D:
•	The nature and timing of the remaining efforts for completion;

•	The anticipated completion date and the date you will begin benefiting from the IPR&D;

•	The projected costs to complete the projects;

•	In subsequent periodic filings, the status of your efforts for completion of the R&D projects and the impact from any delays; and

•	In subsequent periodic filings, an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results, and financial condition.
Response:
The IPR&D related to projects associated with Tacit’s iShared wide area network optimization technology enhancements and upgrades, including accelerated transport, an advanced caching

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scheme and improved user interface. The efforts remaining to be completed at the time of acquisition consisted of engineering efforts required to complete the product development and testing prior to release of the product. It was estimated at the time of acquisition that these efforts would cost approximately $248,000. The efforts required to complete the product that included these features took place between the May 16, 2006 acquisition date and October 2, 2006. We did not consider the estimated time and costs to complete the project to be significant. Further, the project was completed prior to year end. Accordingly, we concluded that any related disclosure would not be significant and thus no specific disclosure regarding the timing, projected completion date and projected costs was made in our 2006 Form 10-K.
We incurred approximately $1 million in costs to complete the project, and such costs were included in research and development costs during 2006. As these costs represented only approximately 3% of our total research and developments costs for the year ended December 31, 2006, we did not consider such costs, or the variance from the originally estimated costs compared to actual costs, to be material for disclosure in our 2006 Form 10-K.
The project was completed in October 2006 compared to the originally expected completion date of June 2006. The brief delay in the project’s completion did not have a significant impact on our business. We did not consider the impact of this delay to be significant enough to warrant specific disclosure in our 2006 Form 10-K and no events related to the IPR&D occurred subsequent to the issuance of our 2006 Form 10-K.
Liquidity and Capital Resources, page 34
2.	You indicate that shipment linearity, representing the level of shipments throughout a particular quarter, is a one of the factors expected to contribute to fluctuations in cash provided by operating activities in future periods. As such, it appears that shipment linearity may be a key indicator of financial condition and/or operating performance. Tell us what consideration you gave to providing disclosure of the level of shipments for each of the periods presented. Refer to Section III.B.l of “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release No. 34-48960).
Response:
In preparing our MD&A, we take into account the Commission’s guidance, including the release referred to above. Product revenue, which represented 76% of revenues in 2006, is recorded upon shipment, and as such the dollar amount of shipments is disclosed in our financial statements. While shipment linearity may have an impact on cash flows from operating activities in the form of the ending accounts receivable balance, it generally is not a key indicator of financial condition or operating performance. Accordingly, we do not believe that the number of the specific units shipped during a reporting period is a key indicator or otherwise is material enough to merit disclosure. Moreover, the total number of units shipped in the entire quarter does not provide useful information to the investor about cash provided by operating activities. Note that we do provide general guidance regarding the relative contribution of units shipped versus pricing in contributing to revenue growth. Please also refer to our response to Question 3 below regarding the impact of linearity of shipments within a quarter on our financial statements.

3.	We note that your days sales outstanding (DSO) increased from 46 days as of December 31, 2005 to 68 days as of December 31, 2006. Further describe the specific factors causing this

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significant increase as of December 31, 2006. We note your general disclosure that DSO is impacted by shipment linearity, collections performance, and shipment levels near quarter-end. As part of your response, tell us whether you offered any extended payment terms and the impact, if any, on revenue recognition.
Response:
In the three months ended December 30, 2006, we recorded 57% of our quarterly revenue in the last month of the three month period, compared to 46% in the comparable period of 2005. As a result, we had a shorter amount of time to collect the related accounts receivable as reflected in increased DSO. As a disclosure we also stated that factors that can impact DSO include shipment linearity, particularly high shipment levels near quarter-end, and collections performance. In addition, material changes in the level of maintenance billings, in relation to the amortization of the related deferred revenue, and deferred revenue from product revenue, if any, will impact our DSO. Our accounts receivable balance and related DSO at December 31, 2006 were not materially impacted by a change in our collection performance or changes in deferred revenues compared to the comparable period in 2005, nor did we offer extended payment terms during the quarter then ended.
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 46
4.	You indicate that you defer revenue based on the level of inventory in the distribution channel. Identify the authoritative accounting literature relied upon as the basis for this deferral. Tell us how you considered paragraph 30 of SOP 97-2. Explain to us the significant terms of your distribution arrangements, including whether the sales price is subject to change.
Response:
Our distribution contracts include the following key terms:
1.	Invoices are due for payment at terms specified in the distribution contract and reiterated on the invoice (generally 30 to 45 days from invoice date).

2.	Our prices are established by contract and specifically by individual purchase order and invoice.

3.	Our distributor contracts provide for specified, limited stock rotation rights.

4.	Our hardware products are subject to warranty for one year; our software products are subject to warranty for 90 days.

5.	Our distribution arrangements require that we rebate or credit a portion of the original invoice price for price protection in the case of a change in our list prices.
In determining our revenue recognition policies related to sales to resellers (distributors) we have considered the following criteria pursuant to paragraph 30 of SOP 97-2 in evaluating whether the fixed or determinable fee and collectibility criteria for revenue recognition are met.
1. Criteria: Whether there exist business practices, the reseller’s operating history, competitive pressures, informal communications, or other factors that would indicate that payment is substantially contingent on the reseller’s success in distributing individual units of the product.

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Company specifics: Our historical business practice and that of our distributors indicate that payment is not contingent upon resale. Payments are due in accordance with the contractual terms as noted above and not coincident with the distributors’ sale to the end users. We do not provide extended payment terms to our distributors.
2. Criteria: Whether resellers are new, undercapitalized, or in financial difficulty and may not demonstrate an ability to honor a commitment to make fixed or determinable payments until they collect cash from their customers.
Company specifics: All new distributors must be credit checked prior to our entering a distribution contract with them. A potential distributor that does not meet our credit standards would be encouraged to purchase through an approved distributor, pay in advance, or revenue would not be recognized until payment was received. The collection of the billings associated with a distributor must be assessed as probable in order for revenue to be recognized.
3. Criteria: Where uncertainties exist about the potential number of units to be sold by the reseller which may indicate that the amount of future returns cannot be reasonably estimated on delivery; examples of such factors include the newness of the product or marketing channel, competitive products, or dependence on the market potential of another product offered (or anticipated to be offered) by the reseller.
Company specifics: Our distributor contracts provide for stock rotation rights that are limited to the extent that the distributor must purchase new products of equal or greater value for immediate shipment at the time of return. In addition, we have been selling a similar family of products to a similar group of distributors for a number of years, and we have had relationships with our top distributors for several years. Accordingly, we have an established history and ability to estimate future product returns. We do not have a history of providing concessions.
4. Criteria: Whether our distribution arrangements with resellers require the vendor to rebate or credit a portion of the original fee if the vendor subsequently reduces its price for a product and the reseller still has rights with respect to that product (price protection).
Company specifics: Our distribution arrangements require that we rebate or credit a portion of the original invoice price if we reduce the list price of our products. We have an established history and ability to estimate future price protection rebates or credits. In addition, our distributors regularly submit inventory reports to us of product subject to price protection rebates. We have rarely issued price protection credits.
Based on these factors, and assuming all other revenue recognition criteria have been met, we recognize revenue upon shipment of our products.
Further, in establishing our policy and in light of the stock rotation rights discussed above, we have considered FASB Statement No. 48, Revenue Recognition When Right of Return Exists, paragraph 6. In accordance with Statement No. 48, we have concluded that we have developed an adequate history of our product return rate upon which to base a reasonable estimate. This history is based on channel inventory levels in the range of 20 to 30 days domestically and 30 to 40 days internationally.
We have concluded that we cannot establish an expected return rate when channel inventory levels exceed our historical rate of 30 days domestically and 40 days internationally. This is because of limited data and inconsistent patterns of returns in the instances in which we have exceeded our historical distributor inventory levels. For example, during the past five years, there

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10201 North De Anza Blvd.
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have been three instances where channel inventory has exceeded these levels. Accordingly, our policy is to defer revenue for product shipments in excess of these historical inventory levels.
Quantification “of Errors, page 58
5.	We note that you recorded a cumulative effect adjustment to the opening 2006 accumulated deficit in the amount of $350,000 as a result of the implementation of SAB 108. Tell us more about the specific errors that had been made related to the recording of rebate reserves. In this regard, explain the nature and amount of each individual error being corrected in the cumulative adjustment including how each error being corrected arose. In your response, tell us what consideration you gave to disclosing these details in your filing. We refer you to the Interpretive Response to Question 3 of SAB 108.
Response:
The cumulative effect adjustment to the opening 2006 accumulated deficit of $350,000 is as a result of the implementation of SAB 108 and was the result of a single error. This error related to the recording of rebate reserves, net of income taxes, and was due to an error in the calculation of the rates used in computation of the Company’s estimates of rebate reserve requirements. This error was discovered in connection with the preparation of our 2006 Form 10K. It was determined at that time that the rebate accrual rates had not been properly updated to reflect historical rebate usage rates. This error was a result of a material weakness that was disclosed in our 2006 Form 10K. As disclosed in our 2006 Form 10-K, prior to the adoption of SAB 108 in 2006, we had historically evaluated uncorrected differences utilizing the rollover approach. We believe the impact of the error was immaterial to prior years under the rollover method. However, under SAB 108, we assessed materiality using both the rollover method and the iron-curtain method. Under the iron-curtain method, the cumulative impact of the error related to the rebate reserve was material to our 2006 financial statements and, therefore, in accordance with SAB 108, Question 3, the impact of the error was reported as a cumulative effect adjustment to the opening 2006 accumulated deficit.
Controls and Procedures
(a) Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures, page 74
6.	Please tell us whether the assessment of your disclosure controls and procedures by your principal executive officer and principal financial officer was based upon the full definition contained in Rule 13a- 15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers assessed the effectiveness of your disclosure controls and procedures in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is also accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In your response, also address your assessments for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007.
Response:
We confirm that our assessment of our disclosure controls and procedures by our principal executive officer and principal financial officer for the year ended December 31, 2006, as well as for each of the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007, were based upon the full definition contained in Rule 13a-15(e). We will revise our disclosure in

Delivering the network that thinks
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10201 North De Anza Blvd.
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future filings to confirm that our officers have assessed the effectiveness of our disclosure controls and procedures in ensuring that information required to be disclosed in the relevant report is also accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
(c) Changes in Internal Control Over Financial Reporting, page 74
7.	We note your disclosure that you are implementing changes in order to remediate the material weaknesses. Tell us what consideration you gave to disclosing in greater detail the specific steps the company has taken to remediate the material weakness and the status of your progress towards implementing these changes. Your disclosure should provide enough detail to substantiate why these changes will help to remediate the material weakness. We note similar disclosure in your Form 10-Q for the quarterly period ended September 30, 2007. Your discussion of the changes in internal controls over financial reporting should provide a materially complete description of such changes. Tell us what consideration you gave to providing these disclosures in prior filings and confirm that you will consider these disclosures in future filings.
Response:
We have implemented the following changes to remediate the material weaknesses identified in our 2006 Form 10-K:
1.      We have implemented controls that provide for the reconciliation of the income taxes payable account to the supporting detail and a review by someone other than the preparer. Our controls now include the preparation of reconciliations of all income taxes payable accounts to detail support and to the general ledger balances. The reconciliation is independently reviewed by our Vice President of Finance. In addition, we have engaged an outside consultant to assist with such preparation and review.
2.      We have implemented controls that provide for a more complete and detailed review of the rebate reserves, including a review of the update of estimated rebate rates to determine that they more accurately reflect historical rebate usage rates. We now review our estimated rates on a quarterly basis, and the calculations were independently reviewed in detail by an outside consultant under the supervision of our Vice President of Finance in the quarterly periods ended March 31, 2007 and June 30, 2007, and in the third quarterly period ended September 30, 2007 by our Corporate Controller, who was hired in that period. In addition, we have hired additional accounting personnel to assist with the compilation and analysis of the data used in the calculation.
We did not disclose the implementation of these changes in greater detail in our 2006 Form 10K or our Form 10Q’s for the quarterly periods ended March 31, 2007, June 30, 2007 or September 30, 2007 as we have not yet been able to complete the testing and assessment of the effectiveness of these changes in control procedures. We will complete such testing and assessment prior to the filing of our 2007 Form 10K and will provide disclosure of the status of our remediation of material weaknesses in such report.
Exhibits 31.1 and 31.2
8.	We note that you have included the certifying individuals’ employment titles in the first sentence of the certifications. We note similar language in the certifications included as exhibits to your Form 10-Qs for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30,

Delivering the network that thinks
www.packeteer.com
10201 North De Anza Blvd.
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2007. The language of the certifications required by Item 601(b)(31) of Regulation S-X must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Dave Côté and David Yntema signed these certifications in their individual capacity and remove the certifying individuals’ employment titles in future filings.
Response:
We confirm that Dave Côté and David Yntema signed these certifications in their individual capacity and will remove the certifying individuals’ employment titles in future filings.
Form 10-Q for the Quarterly Period Ended September 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 17
9.	You indicate that the shortfalls in revenues resulted from, among other factors, product transition issues experienced during the nine months ended September 30, 2007. Further describe these product transition issues. Also tell us what impact, if any, the focus on acceleration related technologies and new product introductions had on your assessment of inventory obsolescence as of September 30, 2007.
Response:
As part of our quarterly preparation of Forms 10Q and 10K, we perform a review of our inventory levels compared to historical usage and forecasted demand, as well as product changes, for the purpose of identifying excess and obsolete inventories. If future demand or market conditions are less favorable than our projections, additional inventory write-downs are recorded and are reflected in cost of revenues in the period the revision is made. Due to the dynamic nature of technology and customer demands in the market in which we compete, and resultant new product introductions which may impact the sale of older products, we write-down inventory levels exceeding our forecasted demand as we believe that it is an indication that they are subject to technological obsolescence.
The product transition issues we experienced during the nine months ended September 30, 2007 were associated with our greater focus on acceleration related technologies and new product introduction, including improvements in our iShared products, a new acceleration module for our PacketShaper products and, in the second quarterly period of 2007, the introduction of the iShaper product. As often happens with technology companies, customer anticipation of new product introductions resulted in some delayed product purchases. The focus on acceleration related technologies and new product introductions have had no material impact on our assessment of inventory obsolescence as of September 30, 2007. However, during the quarterly period ended September 30, 2007 we recorded a write-down of $725,000 as a result of our revision of future revenue projections for one of our PacketShaper products that resulted from a change in that period of the market demand for that product. In addition, we identified approximately $200,000 of inventory that was determined to be obsolete due to design changes that resulted from changes in regulatory standards in certain European markets that impacted certain of our products. We determined that we had on-hand quantities at that date that exceeded our forecasted demand, and we therefore recorded a write-off during that period to reduce the book value of the excess inventory to net realizable value.

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10201 North De Anza Blvd.
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Main: 408-873-4400
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Controls and Procedures, page 26
10.	We note your statement that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were “sufficiently effective.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please clarify your certifying officers’ conclusion as to the effectiveness of disclosure controls and procedures. Confirm that you will clarify the conclusion in future filings. Please also address your assessments for the quarterly periods ended March 31, 2007 and June 30, 2007.
Response:
We confirm that our certifying officers have concluded that our disclosure controls and procedures are effective for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007. We also confirm that we will clarify the conclusion in future filings.
* * *
Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (408) 873-4400. Thank you for your assistance.
Very truly yours,
/s/ David Yntema

David Yntema
Chief Financial Officer
Packeteer, Inc.